CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Accelerated Market Participation Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund due October 24, 2011	$5,000,000	$279.00
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC USA INC. $5,000,000.00 Accelerated Market Participation Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund
Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
October 19, 2009
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program. All references to “Enhanced Market Participation Notes” in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. The securities offered hereby will have the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.  You should be willing to forgo interest and dividend payments during the term of the securities and, if the reference return is negative, lose up to 100% of your principal.

The purchaser of a security will acquire a senior unsecured debt security linked to the iShares® FTSE/Xinhua China 25 Index Fund as described below. Although the offering relates to the iShares® FTSE/Xinhua China 25 Index Fund, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the stock of the Reference Asset, securities held by the Reference Asset, or securities comprising the underlying index or as to the suitability of an investment in the securities. The following key terms relate to the offering of securities:
Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch) †
Principal Amount:	$1,000 per security.
Reference Asset:	iShares® FTSE/Xinhua China 25 Index Fund (“FXI”)
Trade Date:	October 19 , 2009
Pricing Date:	October 19 , 2009
Original Issue Date:	October 22, 2009
Final Valuation Date:	October 19, 2011. The Final Valuation Date is subject to adjustment as described below in the section entitled “Market Disruption Events”.
Maturity Date:
3 business days after the Final Valuation Date, which is expected to be October  24, 2011.  The maturity date is subject to adjustment as described under “Specific Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

Upside Participation Rate	500%
Maximum Cap:	53.00%
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:
If the Reference Return is greater than or equal to zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of:
(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows:
$1,000 + [$1,000 × Reference Return]
Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below zero.  For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.  You should be aware that if the Reference Return is less than zero, you may lose up to 100% of your investment.

Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Price – Initial Price Initial Price
Initial Price:	$44.49, which was the Official Closing Price of the iShares® FTSE/Xinhua China 25 Index Fund as determined by the calculation agent on the Pricing Date.
Final Price:
The Official Closing Price of the iShares® FTSE/Xinhua China 25 Index Fund on the final valuation date adjusted by the calculation agent as described under “Adjustments to an ETF” in the accompanying product supplement.

Official Closing Price:
The Official Closing Price on any scheduled trading day will be the closing price of one share of the Reference Asset as determined by the calculation agent and displayed on Bloomberg Professional® service page “FXI UP <EQUITY>” or any successor page of Bloomberg Professional® service or any successor service, as applicable.

CUSIP/ISIN:	4042K0B38 / US4042K0B387
Underwriting Discounts and Commissions per Security / Total:
HSBC or one of its affiliates will give a discount or commission up to $7.50 for each $1,000 principal amount of securities to certain registered broker dealers, or their affiliates, in each case for each $1,000 principal amount of securities sold through such broker dealer.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

Proceeds to HSBC USA Inc. per Security / Total:	$992.50 / $4,962,500
Form of securities:	Book-Entry.
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the securities involves certain risks. You should refer to “Risk Factors” beginning on page PS-3 of this document, page PS-4 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities.  HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors.  In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

October 19, 2009

GENERAL

This pricing supplement relates to an offering linked to the Reference Asset identified on the cover page.  The purchaser of a security will acquire a senior unsecured debt security of USBC USA Inc linked to a single Reference Asset.   Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. All references to “Enhanced Market Participation Notes” in the accompanying product supplement shall refer to these Accelerated Market Participation Securities.  If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-4 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.  As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:
•	the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
•	the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
•	the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Payment at Maturity

On the maturity date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 principal amount of securities, calculated as follows:

$1,000 + [$1,000 × Reference Return]

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is below zero.  For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.  You should be aware that if the Reference Return is less than zero, you may lose up to 100% of your investment.

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY
The securities may be suitable for you if:
♦    You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the securities.
♦    You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
♦    You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.
♦    You are willing to forego dividends or other distributions paid to holders of stocks of the Reference Asset, securities held by the Reference Asset or securities comprising the underlying index (as defined below).
♦    You do not seek current income from your investment.
♦    You do not seek an investment for which there is an active secondary market.
♦    You are willing to hold the securities to maturity.
♦    You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:
♦    You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
♦    You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
♦    You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero.
♦    You seek an investment that is 100% principal protected.
♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
♦    You prefer to receive the dividends or other distributions paid on stocks of the Reference Asset, securities held by the Reference Asset or securities comprising the underlying index.
♦    You seek current income from your investment.
♦    You seek an investment for which there will be an active secondary market.
♦    You are unable or unwilling to hold the securities to maturity.
♦    You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement and on page PS-4 of the accompanying product supplement.  Investing in the securities is not equivalent to investing directly in the stock of the Reference Asset, in securities held by the Reference Asset or in securities comprising the underlying index.  You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

As you review “Risk Factors” in the accompanying prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances” and

•	“—Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset.”

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your Investment in the Securities May Result in a Loss.

You will be exposed to the decline in the Final Price from the Initial Price.  Accordingly, if the Reference Return is less than zero, your payment at maturity will be less than the principal amount of your securities.  YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT AT MATURITY IF THE REFERENCE RETURN IS NEGATIVE.

The Appreciation on the Securities is Limited By the Maximum Cap.

 You will not participate in any appreciation in the price of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap.  YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM CAP.

Credit Risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The Securities Will Not Bear Interest.

As a holder of the securities, you will not receive periodic interest payments.

Index Tracking Risk.

While the price of the Reference Asset is designed and intended to track the level of the FTSE/Xinhua China 25 Index (the “underlying index”), various factors, including fees and other transaction costs, will prevent the stock of the Reference Asset from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the stock of the Reference Asset will not be equal to the performance of the underlying index during the term of the securities.

The Reference Asset and Its Underlying Index are Different.

 The performance of the Reference Asset may not exactly replicate the performance of the underlying index, because the price of the Reference Asset reflects transaction costs and fees that are not included in the calculation of the underlying index.  It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

HSBC Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are held by the Reference Asset or Represented in the Underlying Index.

HSBC is not affiliated with any of the companies whose stock is held by the Reference Asset or represented in the underlying index. As a result, HSBC will have no ability to control the actions of such companies, including actions that could affect the value of the stocks held by the Reference Asset or comprising the underlying index or your securities. None of the money you pay HSBC will go to any of the companies whose stock are held by the Reference Asset or represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

Owning the Securities is Not the Same as Owning Shares of the Reference Asset, Securities held by the Reference Asset, or Securities of the Companies Comprising the Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned shares of the Reference Asset, held by the Reference Asset, or of the companies comprising the Underlying Index.  As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Reference Asset, held by the Reference Asset, or of the companies comprising the Underlying Index would have.  Furthermore, the price of shares of the Reference Asset, held by the Reference Asset, or of the companies comprising the Underlying Index may appreciate substantially during the term of your securities and you will not participate in such appreciation to the extent that the Reference Return, as multiplied by the Upside Participation rate, exceeds the Maximum Cap.

There is Limited Anti-dilution Protection.

The calculation agent will adjust the Final Price for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the payment at maturity. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the price of the shares of the Reference Asset, the market price of the securities and the payment at maturity may be materially and adversely affected. See the “Adjustments to an ETF” in the accompanying product supplement.

In Some Circumstances, the Payment You Receive on the Securities May be Based on the Shares or Units of a Substitute Reference Asset and Not the Reference Asset.

Following certain corporate events relating to the issuer of the Reference Asset where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the shares of a successor to the Reference Asset or any cash or any other assets distributed to holders of the Reference Asset in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. For more information, see the section “Merger Event and Tender Offer with respect to an ETF” in the accompanying product supplement.

The Securities are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Lack of Liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations” below, the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

The Securities are Subject to Emerging Markets Risk.

The Reference Asset seeks to track the performance of the FTSE/Xinhua China 25 Index, which includes stocks that have been issued by companies incorporated in the People’s Republic of China and/or owned by the Chinese government. Investments in securities linked directly or indirectly to emerging market equity securities, such as the FTSE/Xinhua China 25 Index and the Reference Asset involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies.   You should carefully consider the risks related to emerging markets, to which the securities are highly susceptible, before making a decision to invest in the securities.

Exchange Rate Risk.

Because the Reference Asset will invest in stocks denominated in the currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the returns of stock of the Reference Asset. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the Reference Asset’s exposure to exchange rate risk may result in reduced returns to the Reference Asset.

The Securities are Subject to Risks Associated with Foreign Securities Markets.

Because foreign companies or foreign equity securities included in the underlying index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks.  For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets.  Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.  Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.  Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries.  These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies.  Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Transition of the Investment Advisor of FXI.

On June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of Barclays Global Fund Advisors (“BGFA”), the current investment advisor to the FXI, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the BlackRock Transaction”). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the FXI’s current investment advisory agreement with BGFA. In order for the management of the FXI to continue uninterrupted, the FXI’s Board of Directors (the “Board”) approved a new investment advisory agreement with BGFA which will be submitted to the shareholders of the FXI for their approval at a special meeting to be held on November 4, 2009. The failure to obtain such approvals could cause interruptions in the management of the Reference Asset which could have an adverse effect on the value of such Reference Asset and consequently on the value of your securities.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price.  We cannot predict the Final Price of the Reference Asset on the Final Valuation Date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take these examples as an indication or assurance of the expected performance of the Reference Asset.  With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the terms of the securities and the hypothetical performance of the Reference Asset outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or return of the securities.
The following table and examples reflect the following:
•	Principal Amount:	$1,000
•	Upside Participation Rate:	500%
•	Initial Price:	$44.49
•	Maximum Cap:	53.00%

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Total Return
$88.98	100.00%	53.00%
$84.53	90.00%	53.00%
$80.08	80.00%	53.00%
$75.63	70.00%	53.00%
$71.18	60.00%	53.00%
$66.74	50.00%	53.00%
$62.29	40.00%	53.00%
$57.84	30.00%	53.00%
$53.39	20.00%	53.00%
$51.16	15.00%	53.00%
$49.21	10.60%	53.00%
$48.94	10.00%	50.00%
$48.05	8.00%	40.00%
$46.71	5.00%	25.00%
$45.38	2.00%	10.00%
$44.49	0.00%	0.00%
$43.60	-2.00%	-2.00%
$42.27	-5.00%	-5.00%
$40.04	-10.00%	-10.00%
$35.59	-20.00%	-20.00%
$31.14	-30.00%	-30.00%
$26.69	-40.00%	-40.00%
$22.25	-50.00%	-50.00%
$17.80	-60.00%	-60.00%
$13.35	-70.00%	-70.00%
$8.90	-80.00%	-80.00%
$4.45	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1:  The price of the Reference Asset increases from the Initial Price of $44.49 to a Final Price of $46.71.

Reference Asset
Initial price	$44.49
Final price	$46.71
Reference Return	5.00%
Final Settlement Value:	$1,250.00

Here, the Reference Return is 5.00%.  Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,250.00 per $1,000 principal amount of securities calculated as follows:
$1,000 + ($1,000 × Reference Return × Upside Participation Rate)
= $1,000 + ($1,000 × 5.00% × 500%)
= $1,250.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 500% when such Reference Return is positive and if such amount is equal to or less than the Maximum Cap.

Example 2:  The price of the Reference Asset increases from the Initial Price of $44.49 to a Final Price of $51.16.

Reference Asset
Initial price	$44.49
Final price	$51.16
Reference Return	15.00%
Final Settlement Value:	$1,530.00

Here, the Reference Return is 15.00%.  Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,530.00 per $1,000 principal amount of securities calculated as follows:
$1,000 + ($1,000 × Maximum Cap)
= $1,000 + ($1,000 × 53.00%)
= $1,530.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 500% exceeds the Maximum Cap.

Example 3:  The price of the Reference Asset decreases from the Initial Price of $44.49 to a Final Price of $31.14.

Reference Asset
Initial price	$44.49
Final price	$31.14
Reference Return	-30.00%
Final Settlement Value:	$700.00

Here, the Reference Return is -30.00%.  Because the Reference Return is less than the zero, the Final Settlement Value would be $700.00 per $1,000 principal amount of securities calculated as follows:
           $1,000 + [$1,000 × Reference Return]
           = $1,000 + [$1,000 × (-30.00%)]
           = $700.00
Example 3 shows that you are exposed to a 1% loss to your principal amount for each percentage point that the Reference Return is below zero.  YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES IF THE REFERENCE RETURN IS NEGATIVE.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE ISHARES® FTSE/XINHUA CHINA 25 INDEX FUND

iShares® FTSE/Xinhua China 25 Index Fund (“FXI”)

Transition of the Investment Advisor

On June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of Barclays Global Fund Advisors (“BGFA”), the current investment advisor to the FXI, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the BlackRock Transaction”). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the FXI’s current investment advisory agreement with BGFA. In order for the management of the FXI to continue uninterrupted, the FXI’s Board of Directors (the “Board”) approved a new investment advisory agreement with BGFA which will be submitted to the shareholders of the FXI for their approval at a special meeting to be held on November 4, 2009.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index.

The FXI uses a representative sampling strategy to track the FTSE/Xinhua China 25 Index, which is the underlying index of FXI. In addition, in order to improve its portfolio liquidity and its ability to track the FTSE/Xinhua China 25 Index, the FXI may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the FTSE/Xinhua China 25 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The FXI pursues a “representative sampling” strategy in attempting to track the performance of the FTSE/Xinhua China 25 Index, and generally does not hold all of the equity securities included in the FTSE/Xinhua China 25 Index. The FXI invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index.

Correlation

The FTSE/Xinhua China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE/Xinhua China 25 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund’s performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE/Xinhua China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE/Xinhua China 25 Index concentrates in a particular industry or group of industries.

Historical Performance of the FXI

The following graph sets forth the historical performance of the FXI based on the daily historical closing prices from October 5, 2004 through October 19, 2009.  The closing price for the FXI on October 19, 2009 was $44.49. We obtained the closing prices below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
10/5/2004*	12/31/2004	$18.59	$17.90	$18.43
1/3/2005	3/31/2005	$19.33	$17.33	$18.22
4/1/2005	6/30/2005	$19.16	$17.57	$19.05
7/1/2005	9/30/2005	$21.96	$18.83	$21.39
10/3/2005	12/30/2005	$21.53	$18.79	$20.51
1/3/2006	3/31/2006	$25.00	$20.80	$24.71
4/3/2006	6/30/2006	$27.96	$21.74	$25.57
7/3/2006	9/29/2006	$27.38	$24.37	$27.05
10/2/2006	12/29/2006	$37.63	$26.99	$37.10
1/3/2007	3/30/2007	$39.35	$30.09	$34.15
4/2/2007	6/29/2007	$43.45	$34.47	$42.91
7/2/2007	9/28/2007	$61.17	$37.07	$60.16
10/1/2007	12/31/2007	$73.18	$53.75	$56.82
1/2/2008	3/31/2008	$60.02	$39.95	$45.05
4/1/2008	6/30/2008	$54.99	$43.00	$43.83
7/1/2008	9/30/2008	$47.74	$30.45	$34.47
10/1/2008	12/31/2008	$34.58	$19.35	$29.18
1/2/2009	3/31/2009	$32.19	$22.70	$28.52
4/1/2009	6/30/2009	$40.76	$28.27	$38.37
7/1/2009	9/30/2009	$44.16	$35.73	$40.94
10/1/2009**	10/19/2009**	$44.59	$39.09	$44.49

*      The inception date of the fund was October 5, 2004.
**      As of the date of this pricing supplement available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through October 19, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The historical prices of the FXI should not be taken as an indication of future performance, and no assurance can be given as to the Final Price of the FXI on the Final Valuation Date. We cannot give you assurance that the performance of the FXI will result in any return of any of your initial investment.

The FTSE/Xinhua China 25 Index (the ”underlying index”)

We have derived all information contained in this product supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE/Xinhua Index Limited.  We make no representation or warranty as to the accuracy or completeness of such information.  FTSE/Xinhua Index Limited has no obligation to continue to publish, and may discontinue publication of, the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FTSE/Xinhua Index Limited (“FXI”), a joint venture of FTSE International Limited (“FTSE”) and Xinhua Financial Network

Limited (“Xinhua”), and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars (“HKD”) and currently is based on the 25 largest and most liquid Chinese stocks (called “H” shares and “Red Chip” shares), listed and trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”). “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Chinese Government for listing and trading on the HKSE.  “Red Chip” shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China.  Both “H” shares and “Red Chip” shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People’s Republic of China.  The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol “XIN0I.”

Computation of the Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

∑ p (n) e (n) s (n) f (n) c (n)
d

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into the index’s base currency, s is the number of shares of the security in issue, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the capping factor published by the FTSE/Xinhua Index Limited at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE/Xinhua Index Limited excludes from free floating shares trade investments in a FTSE/Xinhua China 25 Index constituent company by another FTSE/Xinhua China 25 Index constituent company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%
Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.

Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock’s free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above. The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an “accurate and reliable” price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues must have a minimum trading record of at least 20 trading days prior to the date of the review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”) is fully electronic through an Automatic Order Matching and Execution System.  The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority.  On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading.  Trading takes place through trading terminals on the trading floor.  There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers.  Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed.  Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time.  Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time.  Using the last reported closing prices of the stocks underlying the FTSE/Xinhua China 25 Index on the HKSE, the closing level of the FTSE/Xinhua China 25 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility.  Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not.  The HKSE may also do so where:  (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer’s securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing.  Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public.  Trading will not be resumed until a formal announcement has been made.  Trading of a company’s shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord.  A suspension request will normally only be acceded to in the following circumstances:  (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a “cash” company; or (6) for issuers going into receivership or liquidation.  As a result of the foregoing, variations in the FTSE/Xinhua China 25 Index may be limited by suspension of trading of individual stocks which comprise the FTSE/Xinhua China 25 Index which may, in turn, adversely affect the value of the securities.

License Agreement with FTSE/Xinhua Index Limited

The securities are not in any way sponsored, endorsed, sold or promoted by FXI, FTSE or Xinhua or by the London Stock Exchange PLC (the “London Stock Exchange”) or by The Financial Times Limited (“FT”) and neither FXI, FTSE, Xinhua nor the London Stock Exchange nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the FTSE/Xinhua China 25 Index stands at any particular time on any particular day or otherwise.  The FTSE/Xinhua China 25 Index is compiled and calculated by or on behalf of FXI.  However, neither FXI or FTSE or Xinhua or the London Stock Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and neither FXI, FTSE, Xinhua or the London Stock Exchange or FT shall be under any obligation to advise any person of any error therein.

The FTSE/Xinhua China 25 Index is calculated by or on behalf of FXI.  FXI does not sponsor, endorse or promote the securities.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FXI.  HSBC has obtained full license from FXI to use such copyright in the creation of the securities.

“FTSE™” is a trade mark jointly owned by the London Stock Exchange PLC and The Financial Times Limited.  “FTSE/Xinhua” is a trade mark of FTSE International Limited.  “Xinhua” are service marks and trade marks of Xinhua Financial Network Limited.  All marks are licensed for use by FXI.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors.  Such registered broker dealers will, and HSBC Securities (USA) Inc., for any securities it sells directly to investors will, receive a fee that will not exceed $7.50 for each $1,000 principal amount of securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities.  Under one approach, a security should be treated as an executory contract with respect to the Reference Asset.  We intend to treat the securities consistent with this approach.  Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes.  Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin llp. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin llp, it is reasonable to treat a security as an executory contract with respect to the Reference Asset.  Pursuant to this approach and subject to the discussion below regarding “constructive ownership transactions”, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Reference Asset (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in a security is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder (as defined under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the maturity date (if the security was held until the maturity date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in a security will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a security over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the security for an amount equal to the “issue price” of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

We will not attempt to ascertain whether the issuer of any stock owned by the Reference Asset would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes.  In the event that one or more issuers of the stocks owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and the issuers of the stocks owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more issuers of the stocks owned by the Reference Asset is or becomes a PFIC or a USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This pricing supplement, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $5,000,000 Accelerated Market Participation Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund October 19, 2009 PRICING SUPPLEMENT
_______________________ TABLE OF CONTENTS
Pricing supplement
General	2
Investor Suitability	3
Risk Factors	4
Illustrative Examples	8
Information Relating to the Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund	10
Supplemental Plan of Distribution (Conflicts of Interest)	14
Certain U.S. Federal Income Tax Considerations	15
Product Supplement
Notice to Investors	PS-1
Product Supplement Summary	PS-1
Risk Factors	PS-4
Pricing Supplement Overview	PS-7
Valuation of the Notes	PS-7
Hypothetical Examples	PS-10
Specific Terms of the Notes	PS-19
Certain U.S. Federal Income Tax Considerations	PS-24
Events of Default and Acceleration	PS-25
Information Regarding the Reference Asset and Reference Issuers	PS-25
Certain ERISA Considerations	PS-25
Validity of the Notes	PS-25
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59